+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

     Universal Music Group, Inc.
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        (Last)                      (First)                        (Middle)

     2220 Colorado Avenue
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                                   (Street)

     Santa Monica                    California                        90404
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)             April 6, 2001
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  EMusic.com Inc. (EMUS)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

              Director                             X   10% Owner
        -----                                    -----
              Officer (give title below)               Other (specify below)
        -----                                    -----


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6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

         Form Filed by One Reporting Person
    ----
      X  Form filed by More than One Reporting Person
    ----

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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

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Common Stock               0**                 N/A**            0
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                  **See footnote (1) below.
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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction
5(b)(v).

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
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

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N/A
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
Explanation of Responses:


(1) In connection with the offer by Universal Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Universal Music Group, Inc., a California corporation ("UMG"), to purchase all of the outstanding shares of common stock of EMusic.com Inc., a Delaware corporation (the "Company"), Purchaser, UMG, and certain stockholders of the Company (the "Stockholders") entered into a Stockholders Agreement, dated April 6, 2001. As a result of a limited voting proxy in the Stockholders Agreement, Purchaser, UMG, and Vivendi Universal, a company organized under the laws of France, as the parent company of UMG and Purchaser, may be deemed to be beneficial owners, for purposes of determining status as a 10% holder, of 7,466,903 shares of the Company's common stock beneficially owned by the Stockholders. Purchaser and UMG do not presently have any pecuniary interest in the these shares of common stock. The Stockholders Agreement was attached as an exhibit to the Schedule 13D filed by Purchaser, UMG and Vivendi Universal on April 16, 2001, and is incorporated herein by reference.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                              See attached signature page        April 16, 2001
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date






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

                                                      Joint Filer Information
                                                      -----------------------

-------------------------------------------------------------------------------------------------------------------------------
Name:    Universal Acquisition Corp.                                           Name:     Vivendi Universal
Address: 2220 Colorado Avenue                                                  Address:  42 Avenue de Friedland
         Santa Monica, California  90404                                                 75008 Paris, France
Designated Filer: Universal Music Group, Inc.                                  Designated Filer: Universal Music Group, Inc.
Issuer and Ticker Symbol: EMusic.com Inc. (EMUS)                               Issuer and Ticker Symbol: EMusic.com Inc. (EMUS)
Date of Event Requiring Statement: April 6, 2001                               Date of Event Requiring Statement: April 6, 2001
-------------------------------------------------------------------------------------------------------------------------------

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                                                  Signatures of Reporting Persons
                                                  -------------------------------

Universal Music Group, Inc.                                                       Universal Acquisition Corp.

/s/ Michael Ostroff                                                               /s/ Michael Ostroff
-----------------------------------------------------------                       ---------------------------------------------
By:  Michael Ostroff                                                              By:  Michael Ostroff
Its: Executive Vice President                                                     Its: Executive Vice President

Vivendi Universal

/s/ George E. Bushnell III
-------------------------------------------------------------
By: George E. Bushnell III
Its: Vice President
